UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Bridger Aerospace Group Holdings, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

96812F102

(CUSIP Number)

January 24, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
- ☐ Rule 13d-1(b)
- ☒ Rule 13d-1(c)
- ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. Bear Creek Asset Management, LLC	

2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization   United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power 4,375,186 (1)(2)
	7. Sole Dispositive Power
	8. Shared Dispositive Power 4,375,186 (1)(2)

9. Aggregate Amount Beneficially Owned by Each Reporting Person   4,375,186 (1)(2)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares   ☐

11. Percent of Class Represented by Amount in Row (9)   9.6% (1)(2)

12. Type of Reporting Person   IA

(1)   Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as the investment adviser and has discretionary authority over acquisition and disposition of securities and is the sum of (i) 2,347,085 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1 (CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC which are convertible at the election of the holder into 2,028,101 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(2)   Refer to Exhibit 1 for more information.

CUSIP No. 96812F102	Page 3 of 8

1. Names of Reporting Persons.
Bear Creek Products 2018-1 (CNI), LLLP

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power 4,375,186 (1)(2)
	7. Sole Dispositive Power
	8. Shared Dispositive Power 4,375,186 (1)(2)

9. Aggregate Amount Beneficially Owned by Each Reporting Person
4,375,186 (1)(2)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11. Percent of Class Represented by Amount in Row (9)
9.6% (1)(2)

12. Type of Reporting Person
PN

(1)   Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as the investment adviser and has discretionary authority over acquisition and disposition of securities and is the sum of (i) 2,347,085 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1 (CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC which are convertible at the election of the holder into 2,028,101 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(2)   Refer to Exhibit 1 for more information.

CUSIP No. 96812F102	Page 4 of 8

1. Names of Reporting Persons. BC Super Scooper, LLC

2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power 4,375,186 (1)(2)
	7. Sole Dispositive Power
	8. Shared Dispositive Power 4,375,186 (1)(2)

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,375,186 (1)(2)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares   ☐

11. Percent of Class Represented by Amount in Row (9) 9.6% (1)(2)

12. Type of Reporting Person PN

(1)   Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as the investment adviser and has discretionary authority over acquisition and disposition of securities and is the sum of (i) 2,347,085 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1 (CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC which are convertible at the election of the holder into 2,028,101 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(2)   Refer to Exhibit 1 for more information.

CUSIP No. 96812F102	Page 5 of 8

1. Names of Reporting Persons.   Joseph Roddy

2. Check the Appropriate Box if a Member of a Group   (a) ☒   (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization   United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power 4,375,186 (1)(2)
	7. Sole Dispositive Power
	8. Shared Dispositive Power 4,375,186 (1)(2)

9. Aggregate Amount Beneficially Owned by Each Reporting Person   4,375,186 (1)(2)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares   ☐

11. Percent of Class Represented by Amount in Row (9)   9.6% (1)(2)

12. Type of Reporting Person   IN

(1)   Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as the investment adviser and has discretionary authority over acquisition and disposition of securities and is the sum of (i) 2,347,085 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1 (CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC which are convertible at the election of the holder into 2,028,101 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(2)   Refer to Exhibit 1 for more information.

13G

CUSIP No. 96812F102

ITEM 1.

(a) Name of Issuer: Bridger Aerospace Group Holdings, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices: 90 Aviation Lane
Belgrade, MT 59714

ITEM 2.

(a) Name of Person Filing: (i) Bear Creek Asset Management, LLC; (ii) Bear Creek Products 2018-1 (CNI), LLLP; and (iii) BC Super Scooper, LLC each own securities of the Issuer. Bear Creek Asset Management, LLC serves as the investment adviser of Bear Creek Products 2018-1 (CNI), LLLP and BC Super Scooper, LLC. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(b) Address of Principal Business Office, or if None, Residence: 1200 17th Street, Suite 970
Denver, CO 80202

(c) Citizenship: United States of America

(d) Title of Class of Securities:
Common Stock

(e) CUSIP Number:
96812F102

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable

(a)   [_]   Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)   [_]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   [_]   Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)   [_]   Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-

(e)   [_]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)   [_]   An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)   [_]   A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)   [_]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)   [_]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)   [_]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,375,186 (1)(2)

(b) Percent of class: 9.6% (1)(2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote 4,375,186 (1)(2)

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of 4,375,186 (1)(2)

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

(1)   Represents securities owned by entities which Bear Creek Asset Management, LLC ("Bear Creek") serves as the investment adviser and has discretionary authority over acquisition and disposition of securities and is the sum of (i) 2,347,085 shares of Common Stock of the Issuer held by Bear Creek Products 2018-1 (CNI), LLLP, and (ii) 21,052.63 shares of Series A Preferred Stock of the Issuer held by BC Super Scooper, LLC which are convertible at the election of the holder into 2,028,101 shares of Common Stock of the Issuer. Joseph Roddy is the natural person with voting and dispositive power over the securities of the Issuer through his management of Bear Creek.

(2)   Refer to Exhibit 1 for more information.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].Not applicable

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. Not applicable

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2022
_____
(Date)

/s/ Joseph Roddy
_____
(Signature)

Joseph Roddy, Managing Director
_____
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT 1


200FZfvqTouDH0QM?

WILDFIRE NEW PUBCO,	Donnelley Financial	VDI-W10-PF-0640 22.12.6.0	ADG rudob0cm	27-Jan-2023 00:18 EST		364800 TX 124	12*
RESALE S-1	START PAGE		NYB	27-Jan-2023 23:00 EST	CURR	PS PMT	1C

PRINCIPAL SECURITYHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Common Stock, as of January 24, 2023 after the completion of the Business Combination, for (1) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of our Common Stock, (2) each member of the Board, (3) each of our named executive officers and (4) all of the members of the Board and our executive officers, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Shares of Common Stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the beneficial ownership percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the beneficial ownership percentage of any other person. In addition, in calculating percentages of shares of our Common Stock owned by any holder of Series A Preferred Stock, we have assumed that particular holder has exercised its conversion rights at a conversion price of $11.00 per share on February 24, 2023 and treated as outstanding the number of shares of our Common Stock issuable to that particular holder upon conversion of that particular holder's shares of our Series A Preferred Stock, and we did not assume the conversion or exercise of any other holder's Series A Preferred Stock in calculating the percentage ownership of any other holder listed below.

As of January 24, 2023 after the completion of the Business Combination, there were outstanding 43,769,290 shares of our Common Stock.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned shares of Common Stock.

Name and Address of Beneficial Owner†	Number of Shares of Common Stock	% of Outstanding Shares of Common Stock
Directors and Named Executive Officers of Bridger		
Jeffrey E. Kelter[1]	2,528,189	5.8%
Debra Coleman	194,436	*
Dean Heller	194,436	*
Todd Hirsch	—	—
Wyman Howard	—	—
McAndrew Rudisill[2]	5,105,115	11.7%
Robert F. Savage[1]	2,528,189	5.8%
Timothy Sheehy[3]	10,030,955	22.9%
Matthew Sheehy[4]	9,984,831	22.8%
James Muchmore[5]	1,873,090	4.3%
All Directors and Executive Officers of Bridger as a Group (12 individuals)	30,105,488	68.8%
Other 5% Shareholders		
Avenue Capital[6]	3,042,151	6.5%
Barings LLC[7]	4,816,738	9.9%
Bear Creek[8]	4,375,186	9.6%
Blackstone[9]	9,624,610	22%
JCIC Sponsor LLC[10]	2,528,189	5.8%
JP Morgan Chase Funding Inc.[11]	19,520,472	30.8%
Thomas Jermoluk[1]	2,528,189	5.8%

* Denotes less than 1%.



| WILDFIRE NEW PUBCO, | Donnelley Financial | VDI-W10-PF-1063 22.12.6.0 | ADG kale50ap | 27-Jan-2023 00:13 EST | | 364800 TX 125 | 9* |
| RESALE S-1 | None | | NYB | 27-Jan-2023 23:00 EST | CURR | PS PMT | 1C |

 †   Unless otherwise noted, the business address of each of the following individuals is c/o Bridger Aerospace Group Holdings, Inc., 90 Aviation Lane, Belgrade, MT 59714.

(1)   Represents shares of Common Stock held by JCIC Sponsor and includes the Earnout Shares. JCIC Sponsor is controlled indirectly by Messrs. Kelter, Savage and Jermoluk. The business address of each of the individuals is c/o JCIC Sponsor LLC, 386 Park Avenue South, FL 20 New York, NY 10016.

(2)   Consists of 2,255,470 shares of Common Stock held by Pelagic Capital Advisors LLC and 2,849,645 shares of Common Stock held by PCAO LLC, each of which are managed by Mr. Rudisill. Mr. Rudisill received RSUs with respect to 1,451,874 shares of Common Stock, 725,937 of which vested upon the Closing but will settle after January 24, 2024.

(3)   Consists of 2,081,409 shares of Common Stock held by Turtle Lake Holding Company, LLC, 6,045,985 shares of Common Stock held by the Timothy P. Sheehy Revocable Trust, and 1,903,561 shares of Common Stock held by ElementCompany, LLC. Turtle Lake Holding Company, LLC is managed by Mr. Timothy Sheehy, and Mr. Timothy Sheehy is the trustee of the Timothy P. Sheehy Revocable Trust. ElementCompany, LLC is co-managed by Mr. Matthew Sheehy and Mr. Timothy Sheehy. Mr. Timothy Sheehy received RSUs with respect to 1,742,182 shares of Common Stock, 871,091 of which vested upon the Closing but will settle after January 24, 2024.

(4)   Consists of 7,385,943 shares of Common Stock held by Red Cloud Holding Investments, LLC, 695,327 shares of Common Stock held by the Matthew P. Sheehy Revocable Trust, and 1,903,561 shares of Common Stock held by ElementCompany, LLC. Red Cloud Holding Investments, LLC is managed by Mr. Matthew Sheehy, and Mr. Matthew Sheehy is the trustee of the Matthew P. Sheehy Revocable Trust. ElementCompany, LLC is co-managed by Mr. Matthew Sheehy and Mr. Timothy Sheehy. Mr. Matthew Sheehy received RSUs with respect to 1,161,455 shares of Common Stock, 580,728 of which vested upon the Closing but will settle after January 24, 2024.

(5)   Consists of shares of 1,873,090 Common Stock held by Black River Group LLC, which is managed by Mr. Muchmore. Mr. Muchmore received RSUs with respect to 871,147 shares of Common Stock, 87,115 of which vested upon the Closing but will settle after January 24, 2024.

(6)   Consists of 31,578.947368 shares of Series A Preferred Stock that are convertible at the election of the holder into shares of Common Stock pursuant to the terms of such Series A Preferred Stock. These shares are held by ASSF Holdings, L.P., which is 100% owned by Avenue Sustainable Solutions Fund, L.P. ("*ASSF*"). Avenue Capital Management II, L.P. ("*ACMII*") serves as the investment manager of ASSF. ACMII may be deemed to have or to share voting and investment power with respect to the shares held by ASSF. Avenue Capital Management II GenPar, LLC is the general partner of ACMII. Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC. Marc Lasry may be deemed to be the indirect beneficial owner of the securities reported by ASSF by reason of his ability to direct the vote and/or disposition of such securities, and his pecuniary interest in such shares (within the meaning of Rule 16a-1(a)(2) under the Exchange Act) is a fractional interest in such amount. The address for the foregoing person is 11 West 42nd Street, 9th Floor, New York, New York 10036.

(7)   Consists of 4,250.000000 shares of Series A Preferred Stock held by Barings SS4 (LUX) LLC; 750.000000 shares of Series A Preferred Stock held by Barings Global Special Situations Credit Fund 4 (Delaware), L.P.; 14,618.000000 shares of Series A Preferred Stock held by Barings BDC, Inc.; 7,309.000000 shares of Series A Preferred Stock held by Barings Capital Investment Corporation; 17,725.000000 shares of Series A Preferred Stock held by Barings Private Credit Corporation; 365.000000 shares of Series A Preferred Stock held by Barings Corporate Investors; 183.000000 shares of Series A Preferred Stock held by Barings Participation Investors; and 4,800.000000 shares of Series A Preferred Stock held by Martello Re Limited, all of which are convertible at the election of the holder into shares of Common Stock pursuant to the terms of such Series A Preferred Stock. Barings LLC acts as the investment adviser to the entities and/or funds included in the prior sentence, and therefore has the power to vote and dispose of the aggregate of such shares of Series A Preferred Stock. Barings LLC expressly disclaims beneficial ownership of any securities reported herein except to the extent Barings LLC exercises voting or dispositive power with respect to such securities. Barings LLC is a registered investment adviser with its principal place of business being 300 South Tryon, Suite 2500, Charlotte, NC 28202.



200FZfvqTofMQ$vMb

WILDFIRE NEW PUBCO,	Donnelley Financial	VDI-W10-PF-0093 22.12.6.0	ADG patis0in	26-Jan-2023 05:55 EST		364800 TX 126	8*
RESALE S-1	None		NYB	27-Jan-2023 23:00 EST	CURR	PS PMT	1C

(8) Consists of 21,052.631579 shares of Series A Preferred Stock that are convertible at the election of the holder into shares of Common Stock pursuant to the terms of such Series A Preferred Stock held by BC Super Scooper LLC ("***Bear Creek LLC***") and 2,347,085 shares of Common Stock held by Bear Creek Products 2018-1 (CNI), LLLP ("***Bear Creek LLLP***"). BCGP-2016, LLC ("***Bear Creek GP***") is the manager and general partner of Bear Creek LLC and Bear Creek LLLP, respectively. Joseph H. M. Roddy is the manager of Bear Creek GP. Joseph H. M. Roddy may be deemed to beneficially own the securities held directly or indirectly by Bear Creek LLC, Bear Creek LLLP and Bear Creek GP. The address for Bear Creek LLC, Bear Creek LLLP, Bear Creek GP, and Joseph H. M. Roddy is 1200 17th Street, Suite 970, Denver, Colorado 80202.

(9) Consists of 9,389,895 shares of Common Stock held by BTO Grannus Holdings IV – NQ LLC ("***BTO Grannus IV***"), 162,194 shares of Common Stock held by Blackstone Tactical Opportunities Fund – FD L.P. ("***BTOF FD***") and 75,521 shares of Common Stock held by Blackstone Family Tactical Opportunities Investment Partnership III – NQ – ESC L.P. ("***BFTOIP III***").

BTO Grannus IV is managed by Grannus Holdings Manager – NQ L.L.C. and Blackstone Tactical Opportunities Advisors L.L.C. is the investment adviser to BTO Grannus IV. The managing member of Blackstone Tactical Opportunities Advisors L.L.C. is Blackstone Intermediary Holdco L.L.C. The sole member of Blackstone Intermediary Holdco L.L.C. is Blackstone Securities Partners L.P. The general partner of Blackstone Securities Partners L.P. is Blackstone Advisory Services L.L.C. The sole member of Blackstone Advisory Services L.L.C. is Blackstone Holdings I L.P.

The general partner of BFTOIP III is BTO – NQ Side-by-Side GP L.L.C. The sole member of BTO-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P. The general partner with management authority over BTOF FD with respect to Common Stock held thereby is Blackstone Tactical Opportunities Associates III – NQ L.P. The general partner of Blackstone Tactical Opportunities Associates III – NQ L.P. is BTO DE GP – NQ L.L.C. The managing member of BTO DE GP – NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Mr. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities. The address of each of such Blackstone entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(10) JCIC Sponsor is controlled indirectly by Messrs. Kelter, Savage and Jermoluk. JCIC Sponsor's business address is 386 Park Avenue South, FL 20 New York, NY 10016.

(11) Consists of 202,631.578948 shares of Series A Preferred Stock that are convertible at the election of the holder into shares of Common Stock pursuant to the terms of such Series A Preferred Stock. JPMorgan Chase Funding Inc. is a wholly-owned subsidiary of publicly traded JPMorgan Chase & Co., the board of directors and chief executive officer of which are identified in JPMorgan Chase & Co.'s filings with the SEC. The address for JPMorgan Chase Funding Inc. is 383 Madison Avenue, New York, NY 10179.



WILDFIRE NEW PUBCO,	Donnelley Financial	VDI-W10-PF-0395 22.12.6.0	ADG kumbh0ap	**26-Jan-2023 05:29 EST**		**364800 TX 127**	**9***
RESALE S-1	START PAGE		NYB	**27-Jan-2023 23:00 EST**	**CURR**	PS PMT 1C

SELLING HOLDERS

This prospectus relates to the resale by the Selling Holders from time to time of (i) up to 116,506,289 shares of Common Stock (including 9,400,000 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants, 65,421,356 shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock and 41,684,933 shares of Common Stock held by certain Selling Holders) and (ii) up to an aggregate of 9,400,000 Private Placement Warrants.

The Selling Holders may from time to time offer and sell any or all of the shares of Common Stock, shares of Common Stock issuable upon the conversion of Series A Preferred Stock, shares of Common Stock issuable upon the exercise of the Warrants set forth below pursuant to this prospectus, and Private Placement Warrants.

The table below is prepared based on information provided to us by the Selling Holders. It sets forth the name and address of the Selling Holders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Holders and of the Private Placement Warrants by the applicable Selling Holders. In the table below, the second column lists the number of shares of Common Stock beneficially owned by each Selling Holder prior to the offering; the third column lists the maximum number of shares of Common Stock to be sold pursuant to this prospectus by the Selling Holders; the fourth column lists the number of shares of Common Stock beneficially owned after the sale of all of the shares offered by each Selling Holder pursuant to this prospectus; the fifth column lists the number of Private Placement Warrants beneficially owned by each Selling Holder prior to the offering; the sixth column lists the maximum number of Private Placement Warrants being offered by this prospectus by each Selling Holder; the seventh column lists the number of Private Placement Warrants beneficially owned after the sale of all of the Private Placement Warrants offered by each Selling Holder pursuant to this prospectus; and the eight column lists the percentage of outstanding Common Stock beneficially owned after the offered shares of Common Stock and Private Placement Warrants are sold pursuant to this prospectus.

The table below has been prepared based on information supplied to us by or on behalf of the Selling Holders, and reflects holdings as of January 26, 2023.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Shares of Common Stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the beneficial ownership percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the beneficial ownership percentage of any other person.

As of January 26, 2023, there were outstanding 43,769,290 shares of our Common Stock.

We cannot advise you as to whether the Selling Holders will in fact sell any or all of the securities set forth in the table below. See the section of this prospectus entitled "*Plan of Distribution*." In addition, the Selling Holders may sell, transfer or otherwise dispose of, at any time and from time to time, such securities in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of the below table, unless otherwise indicated below, we have assumed that the Selling Holders will have sold all of the securities covered by this prospectus upon the completion of the offering.

Unless otherwise indicated, the address of each Selling Holder named in the table below is c/o Bridger Aerospace Group Holdings, Inc., 90 Aviation Lane, Belgrade, MT 59714.


200FZfvqTou9b3cMB

WILDFIRE NEW PUBCO,	Donnelley Financial	VDI-W10-PF-1072 22.12.6.0	ADG tomar0ap	27-Jan-2023 00:17 EST		364800 TX 128	20*
RESALE S-1	None		NYB	27-Jan-2023 23:00 EST	CURR	PS PMT	1C

Shares of Common Stock and Private Placement Warrants

Name of Selling Holder and Addresses	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Number of Private Placement Warrants Owned Prior to Offering	Maximum Number of Private Placement Warrants to be Sold Pursuant to this Prospectus	Number of Private Placement Warrants Owned After Offering	Percentage of Outstanding Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
Directors and Executive Officers							
Debra Coleman	194,436	194,436	—	—	—	—	—
Eric Gerratt	—	—	—	—	—	—	—
Dean Heller	194,436	194,436	—	—	—	—	—
Todd Hirsch	—	—	—	—	—	—	—
Wyman Howard	—	—	—	—	—	—	—
Jeffrey E. Kelter	2,528,189	2,528,189	—	9,400,000	9,400,000	—	—
James Muchmore	1,873,090	1,873,090	—	—	—	—	—
McAndrew Rudisill	5,105,115	5,105,115	—	—	—	—	—
Robert F. Savage	2,528,189	2,528,189	—	9,400,000	9,400,000	—	—
Matthew Sheehy	9,984,831	9,984,831	—	—	—	—	—
Timothy Sheehy	10,030,955	10,030,955	—	—	—	—	—
Darren Wilkins	194,436	194,436	—	—	—	—	—
Other Selling Holders							—
Avenue Capital	3,042,151	6,542,136	—	—	—	—	—
Barings LLC	4,816,738	10,358,378	—	—	—	—	—
Bear Creek	4,375,186	6,708,509	—	—	—	—	—
Blackstone	9,624,610	9,624,610	—	—	—	—	—
JP Morgan Chase Funding Inc.	19,520,472	41,978,706	—	—	—	—	—
JCIC Sponsor LLC	2,528,189	2,528,189	—	9,400,000	9,400,000	—	—
Sam Beck	287,263	287,263	—	—	—	—	—
Tim Cherwin	359,078	359,078	—	—	—	—	—
James H. Clark	—	—	—	—	—	—	—
Dave Crisp	28,726	28,726	—	—	—	—	—
Lee Dingman	71,815	71,815	—	—	—	—	—
Heather Hartnett	25,000	25,000	—	—	—	—	—
Thomas Jermoluk	2,528,189	2,528,189	—	9,400,000	9,400,000	—	—
Samir Kaul	25,000	25,000	—	—	—	—	—
Kevin McDonnel	143,631	143,631	—	—	—	—	—
Richard Noll	25,000	25,000	—	—	—	—	—
Lauren D. Ores	0	0	—	—	—	—	—
Joel Piniero	43,089	43,089	—	—	—	—	—
Steve Taylor	359,078	359,078	—	—	—	—	—
Mike Tragai	143,631	143,631	—	—	—	—	—

*   Less than 1%

(1)   The shares of Common Stock and Private Placement Warrants are held by JCIC Sponsor and include the Earnout Shares. JCIC Sponsor is controlled indirectly by Messrs. Kelter, Savage and Jermoluk.

(2)   Consists of shares of Common Stock held by Black River Group LLC, which is managed by Mr. Muchmore.

(3)   Consists of 2,255,470 shares of Common Stock held by Pelagic Capital Advisors LLC and 2,849,645 shares of Common Stock held by PCAO LLC, each of which are managed by Mr. Rudisill.

(4)   Consists of 7,385,953 shares of Common Stock held by Red Cloud Holding Investments, LLC, 695,327 shares of Common Stock held by the Matthew P. Sheehy Revocable Trust, and 1,903,561 shares of Common Stock held by ElementCompany, LLC. Red Cloud Holding Investments, LLC and the Matthew P. Sheehy Revocable Trust are managed by Mr. Matthew Sheehy, and ElementCompany, LLC is co-managed by Mr. Matthew Sheehy and Mr. Timothy Sheehy.

(5)   Consists of 2,081,409 shares of Common Stock held by Turtle Lake Holding Company, LLC, 6,045,985 shares of Common Stock held by the Timothy P. Sheehy Revocable Trust, and 1,903,561 shares of Common Stock held by ElementCompany, LLC. Turtle Lake Holding Company, LLC and the Timothy P. Sheehy Revocable Trust are managed by Mr. Timothy Sheehy, and ElementCompany, LLC is co-managed by Mr. Matthew Sheehy and Mr. Timothy Sheehy.

(6)   Consists of 31,578.947368 shares of our Series A Preferred Stock that are convertible at the election of the holder into shares of our Common Stock pursuant to the terms of such Series A Preferred Stock. These shares are held by ASSF Holdings, L.P., which is 100% owned by Avenue Sustainable Solutions Fund, L.P. ("ASSF"). Avenue Capital Management II, L.P. ("ACMII") serves as the investment manager of ASSF. ACMII may be deemed to have or to share voting and investment power with respect to the shares held by ASSF. Avenue



WILDFIRE NEW PUBCO,	Donnelley Financial	VDI-W10-PF-1022 22.12.6.0	ADG aartk0an	27-Jan-2023 00:17 EST		364800 TX 129	13*
RESALE S-1	None		NYB	27-Jan-2023 23:00 EST	CURR	PS PMT	1C

Capital Management II GenPar, LLC is the general partner of ACMII. Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC. Marc Lasry may be deemed to be the indirect beneficial owner of the securities reported by ASSF by reason of his ability to direct the vote and/or disposition of such securities, and his pecuniary interest in such shares (within the meaning of Rule 16a-1(a)(2) under the Exchange Act) is a fractional interest in such amount. "Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus" includes 3,499,985 shares of Common Stock not currently beneficially owned but that may be issuable upon the conversion of shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible at the holder's election at a fixed conversion price of $11.00 per share of Common Stock and accrues interest daily at a rate equal to (i) 7.00% per annum on the Series A Preferred Stated Value (as defined in the Amended and Restated Charter) of such share of Series A Preferred Stock for the period from (and including) January 24, 2023 to (but excluding) April 25, 2028, (ii) 9.00% per annum on the Series A Preferred Stated Value of such share of Series A Preferred Stock for the period from (and including) April 25, 2028 to (but excluding) April 25, 2029, and (iii) 11.00% per annum from and after April 25, 2029 until maturity on April 25, 2032.

(7)   Consists of 4,250 shares of our Series A Preferred Stock held by Barings SS4 (LUX) LLC; 750 shares of our Series A Preferred Stock held by Barings Global Special Situations Credit Fund 4 (Delaware), L.P.; 14,618 shares of our Series A Preferred Stock held by Barings BDC, Inc.; 7,309 shares of our Series A Preferred Stock held by Barings Capital Investment Corporation; 17,725 shares of our Series A Preferred Stock held by Barings Private Credit Corporation; 365 shares of our Series A Preferred Stock held by Barings Corporate Investors; 183 shares of our Series A Preferred Stock held by Barings Participation Investors; and 4,800 shares of our Series A Preferred Stock held by Martello Re Limited, all of which are convertible at the election of the holder into shares of our Common Stock pursuant to the terms of such Series A Preferred Stock. Barings LLC acts as the investment adviser to the entities and/or funds included in the prior sentence, and therefore has the power to vote and dispose of the aggregate of such shares of our Series A Preferred Stock. Barings LLC expressly disclaims beneficial ownership of any securities reported herein except to the extent Barings LLC exercises voting or dispositive power with respect to such securities. Barings LLC is a registered investment adviser. "Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus" includes 5,541,640 shares of Common Stock not currently beneficially owned but that may be issuable upon the conversion of shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible at the holder's election at a fixed conversion price of $11.00 per share of Common Stock and accrues interest daily at a rate equal to (i) 7.00% per annum on the Series A Preferred Stated Value (as defined in the Amended and Restated Charter) of such share of Series A Preferred Stock for the period from (and including) January 24, 2023 to (but excluding) April 25, 2028, (ii) 9.00% per annum on the Series A Preferred Stated Value of such share of Series A Preferred Stock for the period from (and including) April 25, 2028 to (but excluding) April 25, 2029, and (iii) 11.00% per annum from and after April 25, 2029 until maturity on April 25, 2032.

(8)   Consists of 21,052.631579 shares of Series A Preferred Stock that are convertible at the election of the holder into shares of Common Stock pursuant to the terms of such Series A Preferred Stock held by BC Super Scooper LLC ("***Bear Creek LLC***") and 2,347,085 shares of Common Stock held by Bear Creek Products 2018-1 (CNI), LLLP ("***Bear Creek LLLP***"). BCGP-2016, LLC ("***Bear Creek GP***") is the manager and general partner of Bear Creek LLC and Bear Creek LLLP, respectively. Joseph H. M. Roddy is the manager of Bear Creek GP. Joseph H. M. Roddy may be deemed to beneficially own the securities held directly or indirectly by Bear Creek LLC, Bear Creek LLLP and Bear Creek GP. The address for Bear Creek LLC, Bear Creek LLLP, Bear Creek GP, and Joseph H. M. Roddy is 1200 17th Street, Suite 970, Denver, Colorado 80202. "Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus" includes 2,333,323 shares of Common Stock not currently beneficially owned but that may be issuable upon the conversion of shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible at the holder's election at a fixed conversion price of $11.00 per share of Common Stock and accrues interest daily at a rate equal to (i) 7.00% per annum on the Series A Preferred Stated Value (as defined in the Amended and Restated Charter) of such share of Series A Preferred Stock for the period from (and including) January 24, 2023 to (but excluding) April 25, 2028, (ii) 9.00% per annum on the Series A Preferred Stated Value of such share of Series A Preferred Stock for the period from (and including) April 25, 2028 to (but excluding) April 25, 2029, and (iii) 11.00% per annum from and after April 25, 2029 until maturity on April 25, 2032.

(9)   Consists of 9,389,895 shares of Common Stock held by BTO Grannus Holdings IV – NQ LLC ("BTO Grannus IV"), 162,194 shares of Common Stock held by Blackstone Tactical Opportunities Fund – FD L.P. ("BTOF FD") and 72,521 shares of Common Stock held by Blackstone Family Tactical Opportunities Investment Partnership III – NQ – ESC L.P. ("BFTOIP III").


200FZfvqTouBpivM:

| WILDFIRE NEW PUBCO, | Donnelley Financial | VDI-W10-PF-1022 22.12.6.0 | ADG aartk0an | 27-Jan-2023 00:17 EST | | 364800 TX 130 | 15* |
| RESALE S-1 | None | | NYB | 27-Jan-2023 23:00 EST | CURR | PS PMT | 1C |

BTO Grannus III is managed by Grannus Holdings Manager – NQ L.L.C. and Blackstone Tactical Opportunities Advisors L.L.C. is the investment adviser to BTO Grannus IV. The managing member of Blackstone Tactical Opportunities Advisors L.L.C. is Blackstone Intermediary Holdco L.L.C. The sole member of Blackstone Intermediary Holdco L.L.C. is Blackstone Securities Partners L.P. The general partner of Blackstone Securities Partners L.P. is Blackstone Advisory Services L.L.C. The sole member of Blackstone Advisory Services L.L.C. is Blackstone Holdings I L.P.

The general partner of BFTOIP III is BTO – NQ Side-by-Side GP L.L.C. The sole member of BTO-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P. The general partner with management authority over BTOF FD with respect to our Common Stock held thereby is Blackstone Tactical Opportunities Associates III – NQ L.P. The general partner of Blackstone Tactical Opportunities Associates III – NQ L.P. is BTO DE GP – NQ L.L.C. The managing member of BTO DE GP – NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Mr. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities.

(10) Consists of 202,631.578948 shares of our Series A Preferred Stock that are convertible at the election of the holder into shares of our Common Stock pursuant to the terms of such Series A Preferred Stock. JPMorgan Chase Funding Inc. is a wholly-owned subsidiary of publicly traded JPMorgan Chase & Co., the board of directors and chief executive officer of which are identified in JPMorgan Chase & Co.'s filings with the SEC. "Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus" includes 22,458,234 shares of Common Stock not currently beneficially owned but that may be issuable upon the conversion of shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible at the holder's election at a fixed conversion price of $11.00 per share of Common Stock and accrues interest daily at a rate equal to (i) 7.00% per annum on the Series A Preferred Stated Value (as defined in the Amended and Restated Charter) of such share of Series A Preferred Stock for the period from (and including) January 24, 2023 to (but excluding) April 25, 2028, (ii) 9.00% per annum on the Series A Preferred Stated Value of such share of Series A Preferred Stock for the period from (and including) April 25, 2028 to (but excluding) April 25, 2029, and (iii) 11.00% per annum from and after April 25, 2029 until maturity on April 25, 2032.

(11) Represents shares of Common Stock and Private Placement Warrants held by JCIC Sponsor, and includes the Earnout Shares. JCIC Sponsor is controlled indirectly by Messrs. Kelter, Savage and Jermoluk. Pursuant to the Stockholders Agreement, JCIC Sponsor is obligated to vote for certain nominees to the Board. See the section of this prospectus entitled "*Certain Relationships and Related Party Transactions — Stockholders Agreement*" for additional information.

Material Relationships with the Selling Holders

For a description of our material relationships with the Selling Holders and their affiliates see the sections of this prospectus entitled "*Management*," "*Certain Relationships and Related Party Transactions*" and "*Executive and Director Compensation*." In addition, the table below lists the Selling Holders that held positions as directors and officers of Jack Creek prior to the Business Combination.

Name	Age	Position
Thomas Jermoluk	65	President, Director
James H. Clark	77	Chief Technology Officer
Lauren D. Ores	41	Chief Financial Officer
Heather Hartnett	39	Director
Samir Kaul	48	Director
Richard Noll	64	Director